UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

China Wesen Recycling Technology, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Anthony C. Pintsopoulos
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(310) 203-2902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ________

1	Names of Reporting Persons. Anthony C. Pintsopoulos
I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
	7	Sole Voting Power

		165,000 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		165,000 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

165,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

1.3% (2)
14	Type of Reporting Person (See Instructions)

IN

(1)  Includes 117,000 shares of Common Stock and a warrant to purchase 48,000 shares of Common Stock owned by the Reporting Person.

(2)  Based on 12,230,178 shares of Common Stock outstanding as of December 23, 2010 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated November 23, 2010, to Schedule 13D is filed on behalf of Anthony C. Pintsopoulos (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission March 17, 2008 (the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of China Wesen Recycling Technology, Inc. (formerly known as SRKP 23, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On October 11, 2007, the Reporting Person acquired directly from the Issuer 709,639 shares of Common Stock at an aggregate purchase price of $500.01 and a warrant to purchase 709,639 shares of Common Stock at an exercise price of $0.0001 per share (the “Warrant”) for an aggregate purchase price equal to $250.01. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company,” as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a “blank check company,” as defined by Rule 419 of the Securities Act of 1933.

As more fully described in Item 4, which is incorporated herein by reference, on November 23, 2010, in connection with a share exchange transaction, the Reporting Person canceled 592,639 shares of Common Stock and a warrant to purchase 661,639 shares of Common Stock owned by the Reporting Person, which decreased the number of shares beneficially owned by the Reporting Person from 1,419,278 shares to 165,000 shares.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On November 12, 2010, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Weixin International Co., Limited, a company organized under the laws of the British Virgin Islands (“Weixin BVI”); Wei Xin Holding Group Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of Weixin BVI (“Weixin HK”); Gangzhou Kelida Intelligent Equipment Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Weixin HK (“Kelida”); Zhaoqing Hua Su Plastic Trading Company (“Hua Su”), Zhaoqing Chuang Yi Resources Recycle Co., Ltd. (“Chuang Yi”), Zhaoqing Xin Ye Plastic Co., Ltd. (“Xin Ye”), and Zhaoqing Li Jun Craftwork Co., Ltd. (“Li Jun”), each a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Kelida; and all of the shareholders of Weixin BVI (collectively, the “Weixin Shareholders”).  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 7,865,556 shares of its Common Stock to the Weixin Shareholders in exchange for all of the issued and outstanding shares of Weixin BVI (the “Share Exchange”).  The Share Exchange closed on November 23, 2010.

Immediately prior to the Share Exchange and pursuant to the Exchange Agreement, the Issuer and its stockholders agreed to cancel an aggregate of 6,679,899 shares of common stock and warrants to purchase 7,804,803 shares of common stock such that there were 1,907,455 shares of common stock outstanding and warrants outstanding to purchase 782,545 shares of common stock immediately prior to the Share Exchange.  As described in Item 3, which is incorporated herein by reference, the Reporting Person is one of the stockholders that agreed to cancel shares and warrants.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copies of the Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 165,000 shares of Common Stock, representing 1.3% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of December 23, 2010).

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 165,000 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 165,000 shares of Common Stock beneficially owned by the Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on November 23, 2010.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement dated November 12, 2010, by and among SRKP 23, Inc., Weixin International Co., Limited, Wei Xin Holding Group Limited, Gangzhou Kelida Intelligent Equipment Co., Ltd., Zhaoqing Hua Su Plastic Trading Company, Zhaoqing Chuang Yi Resources Recycle Co., Ltd., Zhaoqing Xin Ye Plastic Co., Ltd., Zhaoqing Li Jun Craftwork Co., Ltd.; and all of the shareholders of Weixin International Co., Limited  (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 3, 2010

ANTHONY C. PINTSOPOULOS

By:	/s/ Anthony C. Pintsopoulos
By: Anthony C. Pintsopoulos

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement dated November 12, 2010, by and among SRKP 23, Inc., Weixin International Co., Limited, Wei Xin Holding Group Limited, Gangzhou Kelida Intelligent Equipment Co., Ltd., Zhaoqing Hua Su Plastic Trading Company, Zhaoqing Chuang Yi Resources Recycle Co., Ltd., Zhaoqing Xin Ye Plastic Co., Ltd., Zhaoqing Li Jun Craftwork Co., Ltd.; and all of the shareholders of Weixin International Co., Limited  (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2010).